May 13, 2021

VIA EDGAR

Ms. Liz Packebusch

Staff Attorney, Division of Corporation Finance, Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Expedia Group, Inc. Registration Statement on Form S-4; File No. 333-255868 Request for Acceleration

Dear Ms. Packebusch:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, Expedia Group, Inc. hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on May 7, 2021 (File No. 333-255868) be made effective at 3:30 p.m. New York City time on May 17, 2021, or as soon as possible thereafter.

Please contact Mark A. Stagliano of Wachtell, Lipton, Rosen & Katz at (212) 403-1060 or by email at MAStagliano@wlrk.com or Kathryn Gettles-Atwa of Wachtell, Lipton, Rosen & Katz at (212) 403-1142 or by email at KGettles-Atwa@wlrk.com with any questions you may have concerning this request. In addition, please notify Mr. Stagliano or Ms. Gettles-Atwa when this request for acceleration has been granted.

[SIGNATURE PAGE FOLLOWS]

EXPEDIA GROUP, INC.

By:	/s/ Robert J. Dzielak
Name: Robert J. Dzielak
Title: Chief Legal Officer and Secretary

cc:	Mark A. Stagliano, Wachtell, Lipton, Rosen & Katz
Kathryn Gettles-Atwa, Wachtell, Lipton, Rosen & Katz